July 22, 2009

Via EDGAR and Fax

Daniel Morris Attorney-Advisor United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Norfolk Southern Corporation Registration Statement
on Form S-4 (File No. 333-158238)

Dear Mr. Morris:

We are writing on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), in response to the letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 30, 2009 (the "Comment Letter") relating to Amendment No. 2 to the subject Registration Statement on Form S-4 (the "Form S-4") and the prospectus forming a part thereof (the "Prospectus").  The Company has considered your comments and authorized us to make on its behalf the response and changes to the Form S-4 and accompanying exhibits described below.  These changes are reflected in Amendment No. 3 to the Form S-4 filed today on EDGAR ("Amendment No. 3") that has been marked to show the Company's responses to your comments.

Set forth below are the Company's responses to the comments raised in the Comment Letter.  For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Form S-4

General

1.
We note that in your response to prior comment 14 you state that no conditions to the exchange offer are subject to waiver. This statement is inconsistent with your disclosure in the prospectus which appears to contemplate material changes to terms of the exchange offer, including the possibility of modification or waiver of conditions. For example, we note that your disclosure on page 3 under "Conditions to the exchange offer" would appear to contemplate the possibility of a waiver (which would constitute a change to the material terms requiring, in certain circumstances, an extension). We also note that your revised disclosure in the second paragraph under "Terms of the Exchange Offer" on page 10 states that you may delay acceptance of the notes in the event that a condition to the exchange offer has not been satisfied. This language appears tantamount to the ability to waive a condition to the offer, which you have stated is not an option available to the company. Please revise for consistency. If you will not, or are unable to, waive conditions to the offer, as indicated in your response to prior comment 14, make appropriate changes throughout the prospectus to clearly disclose that fact.

Response:
In response to the Staff's comment, the Company wishes to revise its prior response to comment 14 to clarify that since the Company has retained the right to amend, modify or delay the exchange offer and any such amendment, modification or delay may be tantamount to a waiver, the Company may effectively be able to waive conditions to the exchange offer.

Summary of the Exchange Offer – Expiration date; Tenders, page 2

2.
We note that your disclosure continues to include the statement that the exchange offer may be extended in your sole and absolute discretion. This disclosure suggests that you may extend the offer for any reason you may deem appropriate and also suggests that the exchange offer may, at your discretion, be extended indefinitely. Please revise to remove reference to your sole discretion and revise to reconcile with your disclosure elsewhere in the prospectus of the specific circumstances in which you may extend. Alternatively, please tell us why you believe that revisions are not appropriate.

Response:	In response to the Staff's comment, the Company has deleted the statement that the exchange offer may be extended in its sole and absolute discretion.

Summary of the Terms of the Exchange Notes, page 7

3.	We note your response to prior comment 4 and reissue in part. Please note that comment 2 to the staff's comment letter dated April 23, 2009 refers to the private exchange of unsold notes as described in the registration rights agreement. Your response to prior comment 4 of the staff's comment letter dated May 26, 2009 refers only to the exchange notes registered by the S-4 and the original notes. Please describe for us any differences between the private exchange securities and the exchange notes (described in the S-4) or, alternatively, confirm that the securities will be identical (except that the private exchange securities will not be registered).

Response:	In response to the Staff's comment, the Company respectfully informs the Staff that there are no unsold notes and no private exchange of securities is contemplated.

Signatures, page II-3

4.	Please revise your signature block to provide the language required by Form S-4.

Response:	In response to the Staff's comment, the Company has revised its signatureblock to provide the language required by Form S-4.

Exhibit 5.1

5.	Refer to the fifth paragraph of the opinion. It is unclear whether you have assumed the due authorization of the company. Please revise to clarify that you have not.

Response:	In response to the Staff's comment, the Company has amended the opinion to clarify that it has not assumed the due authorization of the Company.

6.
We note your response to prior comment 16 and reissue. Please revise the first sentence of the sixth paragraph of your opinion to clearly state that you are opining as to the laws of the Commonwealth of Virginia, including applicable provisions of the constitution and reported judicial interpretations interpreting such laws. Remove limitations related to "normally applicable" or "relevant" law. Note that the staff considers such limitations to be inappropriate.

Response:
The Company has modified the opinion in response to the Staff's comment, but for the reasons stated in response to comment 8, the Company has retained the concept that the opinion does not purport to address every conceivable law within the covered jurisdictions.

7.	We note the last sentence of the sixth paragraph of the opinion. Please confirm that you will refile an opinion that opines as of the effective date of the registration statement.

Response:
In response to the Staff's comment, the Company has removed the language "as of the date hereof" and therefore does not intend to refile an opinion as of the effective date of the registration statement.

Exhibit 5.2

8.
We note your response to prior comment 18. Please revise the first sentence of the sixth paragraph of your opinion to clearly state that you are opining as to the laws of the state of New York, including applicable provisions of the constitution and reported judicial interpretations interpreting such laws. Remove limitations related to "normally applicable" or "relevant" law. Note that the staff considers such limitations to be inappropriate.

Response:
In response to the Staff's comment, we have modified the sixth paragraph of the opinion such that it is substantively consistent with language accepted by the Staff in the context of several other similar transactions in which this same comment was issued, including the following debt-for-debt exchange offers registered on Form S-4: (i) Russell Corporation originally filed in July 2002 (Commission File No. 333-97129), (ii) Chemtura Corp. (f/k/a Crompton Corporation) originally filed in October 2004  (Commission File No. 333-119641) and (iii) Builders FirstSource Inc. originally filed in September 2005  (Commission File No. 333-128064).  We respectfully advise the Staff that Section 6.6 of the The Report of the TriBar Opinion Committee on Third‑Party Closing Opinions published in 1998 (the "TriBar Report") states that "no lawyer or firm, no matter how diligent, can reasonably be expected to be familiar with every law, rule and regulation (even within the jurisdiction whose law is covered by the opinion letter) that might possibly apply to the Company and the transaction."  Accordingly, we have specified that the opinion is limited to those laws that are normally applicable to transactions of the type governed by the indenture.

9.	Please delete the second-to-last paragraph of the opinion as it appears to contain improper assumptions related to the validity of the Indenture, Original Notes and Exchange Notes.

Response:	In response to the Staff's comment, we have removed the second-to-last paragraph of the opinion.

Letter of Transmittal

10.
Please revise the letter of transmittal to reflect that the offer expires at 12:00 midnight at the end of the twentieth day. In addition, please make similar revisions to Exhibits 99.2, 99.3 and 99.4. Note that the exhibits should conform with all applicable prior comments.

Response:
In response to the Staff's comment, the Company has revised the letter of transmittal and Exhibits 99.2, 99.3 and 99.4 to reflect that the offer expires at 12:00 midnight at the end of the twentieth day.

11.
We note your response to prior comment 14. It appears that you have deleted prior instruction 6 to the original Form of Letter of Transmittal filed with your initial Form S-4. However, your disclosure throughout the prospectus suggests that conditions to tender and conditions to exchange are in fact waivable. If true, revise the Form of Letter of Transmittal to clearly disclose this fact. Please consider this comment together with comment 1 above.

Response:
In response to the Staff's comment, the Company has revised the Form of Letter of Transmittal to disclose that conditions to tender and conditions to exchange are waivable due to the Company's ability to amend or modify the exchange offer.

Supplemental Letter

12.
We note your response to prior comment 22. Please note that the terms "Outstanding Securities" and "Exchange Securities" should be defined or replaced with appropriate existing defined terms in your supplemental letter.

Response:	In response to the Staff's comment, the Company has replaced the terms "Outstanding Securities" and "Exchange Securities" with appropriate existing defined terms.

Other

13.	Please include a currently dated consent of your independent registered accountant with the amendment to your Form S-4 registration statement.

Response:	In response to the Staff's comment, the Company has provided a currently dated consent of its independent registered accountant as an exhibit to Amendment No. 3.

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We believe that the above responses adequately respond to the concerns raised in your comment letter.  Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3574.

Sincerely yours,
/s/ David J. Goldschmidt
David J. Goldschmidt

cc:           David Shelton, Norfolk Southern Corporation